
13030139

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67292

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2012** (MM/DD/YY) AND ENDING **12/31/2012** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MP Capital, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 University Place, Suite 400
(No. and Street)

Newtown	**PA**	**18940**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William McBride **215-636-0700**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EA 3/7/13

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **William McBride**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MP Capital, L.P.**, as of **December 31**, 20 **12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
[illegible]GET PEACHEY, NOTARY PUBLIC
CITY OF PHILADELPHIA, PHILADELPHIA COUNTY
MY COMMISSION EXPIRES APR. 4, 2015

Notary Public

Signature

Managing Member
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MP CAPITAL, L.P.

Statement of Assets, Liabilities and Partners' Equity

December 31, 2012

TABLE OF CONTENTS

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR'S REPORT

To the Partners of
MP Capital, L.P.
Newton, Pennsylvania

Report on the Financial Statements

We have audited the accompanying statement of financial condition of MP Capital, L.P., as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of MP Capital, L.P., at December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Malone Bailey, LLP

February 27, 2013

10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
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www.malonebailey.com



NEXIA
INTERNATIONAL

MP CAPITAL, L.P.

STATEMENT OF ASSETS, LIABILITIES AND PARTNERS' EQUITY

DECEMBER 31, 2012

ASSETS		
Cash and cash equivalents	$	83,222
Securities owned, at market		14,577,689
Due from clearing broker		2,309,434
Fixed assets less accumulated depreciation of $115,271		49,060
TOTAL ASSETS	$	17,019,405
LIABILITIES AND PARTNERS' EQUITY		
Securities sold, not yet purchased, at market	$	10,901,635
Accrued expenses		47,483
Accounts payable		4,882
Guaranteed Payments- related party		50,000
Due to related party		2,188
TOTAL LIABILITIES		11,006,188
Commitments and contingent liabilities		-
Partners' equity		6,013,217
TOTAL LIABILITIES AND PARTNERS' EQUITY	$	17,019,405

The accompanying notes are an integral part of these financial statements.

MP CAPITAL, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

MP Capital, L.P., a Pennsylvania limited partnership (the "Partnership"), formed in 2006, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board Stock Exchange and the BATS Exchange.

Nature of Business

The Partnership is engaged in securities trading.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Partnership's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded daily on a mark to market basis.

Recent Accounting Pronouncements

The Partnership does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Concentration of Credit Risk

The Partnership is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty.

NOTE 3 – FAIR VALUE OF INVESTMENTS

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Partnership.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Partnership develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Partnership uses judgment in determining fair value of assets

NOTE 3 – FAIR VALUE OF INVESTMENTS (continued)

and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The following are the Partnership's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2012.

Assets		Fair Value	Fair Value Hierarchy
Stocks	$	13,304,276	Level 1
Options		1,259,413	Level 1
Bonds		14,000	Level 1
		14,577,689	
Liabilities			
Stocks	$	10,169,704	Level 1
Options		731,931	Level 1
		10,901,635	

NOTE 4 – INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the Partnership's Partners under a limited liability corporation.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Partnership is a member firm of the Chicago Board Options Exchange, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net Capital and aggregate indebtedness change daily. The Partnership had net capital of $5,964,157 at December 31, 2012 which exceeded the regulatory requirement of $100,000 by $5,864,157. The ratio of aggregate indebtedness to net capital was 0.0175 to 1 at December 31, 2012.

NOTE 6 – RELATED PARTY

As of December 31, 2012 the Company is indebted to MP Management for $2,188. The balance due is non interest bearing and due on demand.

NOTE 6 – RELATED PARTY (continued)

The General Partner of MP Capital L.P. earned $360,000 in management fees during 2012. As of December 31, 2012 there is $50,000 in management fees due to the General Partner.

NOTE 7 – DERIVATIVE FINANCIAL INSTRUMENTS AND OTHER OFF-BALANCE SHEET RISKS

In the normal course of business, the Company trades various derivative financial instruments with off-balance sheet risk. The Company enters into derivative transactions for both trading and economic risk management purposes, resulting from its own business activities. These derivative transactions typically include equity options, options on ETFs and index options, coupled with futures and options on futures for ETFs and indices.

In addition, the Company has sold securities and derivative contracts that it does not currently own, and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2012 at fair value, and will incur a loss if the fair value of the securities and derivative contracts sold and not yet owned increases subsequent to December 31, 2012.

Generally, the Company hedges against the securities and derivative contracts sold and not yet owned, thus a loss in these positions may be offset by income attributable to the hedge.

Pursuant to a clearance agreement, the Company will introduce all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the Company's money balances and long and short security positions will be carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.